UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creatis Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 East 23rd Street, 4th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Bohlmann 646-535-0328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave., Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Bohlmann_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Creatis Capital, LLC_____, as
of December 31,_____, 2018_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



HECTOR PADILLA
Notary Public – State of New York
NO. 01PA6270383
Qualified in Bronx County
My Commission Expires Dec 16, 2020

_____
Signature

C E O

_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIS CAPITAL, LLC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

CREATIS CAPITAL, LLC
Financial Statements
For The Year Ended December 31, 2018

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Creatis Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creatis Capital, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creatis Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Creatis Capital, LLC's management. Our responsibility is to express an opinion on Creatis Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Creatis Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Creatis Capital, LLC's financial statements. The supplemental information is the responsibility of Creatis Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II-Computation for Determination of Reserve Requirement under SEC Rule 15c3-3 of the Securities and Exchange Commission and Schedule III-Information Relating to the Possession and Control Requirements under SEC Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Creatis Capital, LLC's auditor since 2015.

White Plains, New York

February 26, 2019

CREATIS CAPITAL, LLC
Statement of Financial Condition
For The Year Ended December 31, 2018

ASSETS

Cash in Bank	$	14,387
Consulting Fees Receivable		20,638
Security Deposit		3,510
Prepaid Expenses		3,600
Total Assets	$	42,135

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Accounts Payable & Accrued Expenses	$	4,425
Total Liabilities		4,425
Member's Capital		37,710
Total Liabilities and Member's Capital	$	42,135

The accompanying notes are an integral part of these financial statments.

CREATIS CAPITAL, LLC
Statement of Operations
For The Year Ended December 31, 2018

Revenues		
Managed Fees	$	107,442
Miscellaneous Income		3,419
Total Revenues		110,861
Operating Expenses		
Commission Expense		84,668
Professional Expenses		6,163
Regulatory Fees		21,365
Other Operating Expenses		15,752
Total Operating Expenses		127,948
Net Income (Loss)	$	(17,087)

The accompanying notes are an integral part of these financial statments.

CREATIS CAPITAL, LLC
Statement of Member's Capital
For The Year Ended December 31, 2018

Balance - December 31, 2017	$	36,797
Capital Contribution		18,000
Net Loss		(17,087)
Balance - December 31, 2018	$	37,710

The accompanying notes are an integral part of these financial statments.

CREATIS CAPITAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2018

Cash Flows From Operating Activities:		
Net Loss	$	(17,087)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities:		
Increase in Consulting Fees Receivable		(500)
Increase in Prepaid Expenses		(249)
Increase in Accounts Payable and Accrued Expenses		(142)
		(891)
Net Cash Used by Operating Activities		(17,978)
Cash Flows From Financing Activities:		
Capital Contributed		18,000
Cash Flows Provided by Financing Activities:		18,000
Net Increase in Cash		22
Cash - Beginning of Year		14,365
Cash - End of Year	$	14,387

The accompanying notes are an integral part of these financial statments.

1. Organization and Business

Creatis Capital LLC (f/k/a Northwinds Advisors LLC) (the "Company") is a wholly owned limited liability company of Creatis LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). Effective January 30, 2015, Northwinds Renewables LLC sold all its interests in the Company to Creatis LLC and Northwinds Advisors LLC underwent a name change to Creatis Capital LLC.

The Company engages in the private placement of securities. The Company engages in the distribution of private offerings of limited partnerships and other similarly structured instruments. On July 15, 2015 FINRA approved the Company to expand its business into mergers and acquisitions advisory services. Pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) Creatis Capital LLC does not hold any customer funds or safekeep customer securities.

2. Summary of Significant Accounting Policies and Basis of Presentation

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

All revenues will be recorded as earned.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2018, there were no cash equivalents.

Income Taxes

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent of the Company is a single member limited liability company, and as such the income is reported directly to the single member owner. Accordingly, no provision is made for income taxes in the financial statements.

2.   **Summary of Significant Accounting Policies and Basis of Presentation (Continued)**

Income Taxes (Continued)
The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2015.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

New Accounting Pronouncements

On January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" and related ASUs. ASU 2014-09 clarifies that revenue from contracts with clients should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration.

Adoption allowed either the full or modified retrospective transition method. Full retrospective transition required a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition required a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance. The Company used the modified retrospective method of transition, which requires a cumulative effect accounting adjustment as of the date of adoption. The Company did not have a cumulative-effect adjustment as of the date of adoption.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

3.   **Regulatory Requirement**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $9,962 which exceeded the required net capital by $4,962.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

4. **Risks and Concentrations**

The Company maintains all cash in a major bank, which at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

5. **Related Party Transactions**

The Company entered into an expense sharing agreement with its parent company providing administrative space. During 2018, the expenses paid $3,810.

6. **Subsequent Event**

The Company has performed an evaluation of subsequent events through February 26, 2019, the date of the financial statements was issued.

CREATIS CAPITAL, LLC
SCHEDULE I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission

December 31, 2018

Member's Equity		$ 37,710
Non-allowable Assets		
Consulting Receivables	$ 20,638	
Security Deposit	3,510	
Prepaid Expenses	3,600	
Total Non-Allowable Assets		27,748
Net Capital before Haircuts on Proprietary Positions		9,962
Haircuts		-
Net Capital		9,962
Minimum Net Capital Requirement - the greater of $5,000		
or 6-2/3% of aggregate indebtness of $4,425		5,000
Excess Net Capital		$ 4,962
Ratio of Aggregate Indebtness to Net Capital:		
Schedule of Aggregate Indebtedness:		
Accounts Payable and Accrued Expenses	$ 4,425	
Total Aggregrate Indebtedness		$ 4,425
Ratio of A.I. to Net Capital		44.42%
Reconciliation with the Company's Computation (included		
in Pat IIA of Form X-17-a-5 as of December 31,2018):		
Net Capital, as reported in the Company's Part II unaudited		
FOCUS Report	$ 9,962	
Audit Adjustments Affecting Equity	-	
Audit Adjustments Affecting Non-Allowable Assets	-	
Net Capital Per Above		$ 9,962

CREATIS CAPITAL, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company is a non-carrying broker-dealer exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activiites are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

CREATIS CAPITAL, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains. New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE COMPANY'S EXEMPTION REPORT

To the Board of Directors and Member
of Creatis Capital, LLC

We have reviewed management's statements, included in the accompanying Creatis Capital, LLC's Exemption Report (Assertions Report), in which (1) Creatis Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creatis Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Creatis Capital, LLC stated that Creatis Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Creatis Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creatis Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub Associates, LLP

White Plains, New York

February 26, 2019

CREATIS

CREATIS CAPITAL LLC
120 East 23rd Street, 4th Floor
New York, NY 10010

Creatis Capital, LLC's Exemption Report (Assertions Report)

Creatis Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2018, without exception.

Creatis Capital, LLC

I, _____Michael Bohlmann_____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

Date: February 26, 2019